March 4, 1999



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:  Amended Schedule 13G
     Trident International, Inc.
     As of February 28, 1999

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached find an amended Schedule 13G for the above named company showing beneficial ownership decreasing by more than 5% as of February 28, 1999, filed on behalf of Eagle Asset Management, Inc.

Very truly yours,



Kenneth K. Koster
Senior Vice President, Administration
Chief Compliance Officer

KKK:jmw
Enclosures

cc:  Office of the Corporate Secretary
     Trident International, Inc.
     1114 Federal Road
     Brookfield, CT  06804

     Securities Division
     NASD Financial Center
     33 Whitehall Street
     New York, NY  10004






               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          Schedule 13G

           Under the Securities Exchange Act of 1934
                    (Amendment No. 3 )*


         Trident International, Incorporated
                     (Name of Issuer)


            Common Stock par value $0.01 per share
                 (Title of Class of Securities)


                           895934107
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                        Page 1 of 5 Pages


CUSIP NO. 895934107                               13G
-----------------------------------------------------------

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Eagle Asset Management, Inc.      59-2385219

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A) ______
                                                        (B) ______

 3  SEC USE ONLY


 4  CITIZENSHIP OR PLACE OF ORGANIZATION
         State of Florida


     NUMBER OF             5    SOLE VOTING POWER
      SHARES                      - 0 -
   BENEFICIALLY            6    SHARED VOTING POWER
      OWNED                        - - -
      AS OF
   DECEMBER 31, 1998       7    SOLE DISPOSITIVE POWER
     BY EACH                      - 0 -
    REPORTING              8    SHARED DISPOSITIVE POWER
   PERSON WITH                     - - -


 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              - 0 -

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                       (____)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                 0%

12  TYPE OF REPORTING PERSON*
             IA


        *SEE INSTRUCTION BEFORE FILLING OUT!


                          Page 2 of 5 Pages


Item 1(a) Name of Issuer:

          Trident International, Incorporated


Item 1(b) Address of Issuer's Principal Executing Offices:

          1114 Federal Road
          Brookfield, CT  06804


Item 2(a) Name of Person Filing:

          Eagle Asset Management, Inc.


Item 2(b) Address of Principal Business Office:

          880 Carillon Parkway
          St. Petersburg, Florida  33716


Item 2(c) Citizenship:

          Florida


Item 2(d) Title of Class of Securities:

          Common Stock par value $0.01 per share


Item 2(e) CUSIP Number:

          895934107


Item 3    Type of Reporting Person:

          (e) Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940


                       Page 3 of 5 Pages


Item 4    Ownership as of February 28, 1999

          (a)  Amount Beneficially Owned:

               0 shares of common stock beneficially owned including:

                                                       No. of Shares
               Eagle Asset Management, Inc.                 - 0 -


          (b)  Percent of Class:                              0%

          (c)  Deemed Voting Power and Disposition Power:

               (i)          (ii)           (iii)         (iv)
                                           Deemed        Deemed
               Deemed       Deemed         to have       to have
               to have      to have        Sole Power    Shared Power
               Sole Power   Shared Power   to Dispose    to Dispose
               to Vote or   to Vote or     or to         or to
               to Direct    to Direct      Direct the    Direct the
               to Vote      to Vote        Disposition   Disposition
               ----------   ------------   -----------   ------------
Eagle Asset    - 0 -        ----           - 0 -         ----
Management, Inc.


Item 5    Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
                                                            ( X )

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

          N/A

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

          N/A

                       Page 4 of 5 Pages


Item 8    Identification and Classification of Members of the Group:   N/A

Item 9    Notice of Dissolution of Group:   N/A

Item 10   Certification:

          By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 1999             EAGLE ASSET MANAGEMENT, INC.



                                _________________________________
                                Kenneth K. Koster
                                Senior Vice President, Administration
                                Chief Compliance Officer

















                       Page 5 of 5 Pages